File No. 812-[           ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

ARK ETF TRUST

ARK VENTURE FUND

ARK EARLY STAGE VENTURE FUND i lp

ARK Global Innovation Fund I LP

ARK Global Innovation Fund SPC

ARK Strategic Capital Fund, LP

ARK Strategic Capital Fund II LP

ARK Type One Deep VENTURES Fund LLC

ARK VENTURE FUND HOLDINGS (CAYMAN) LP

ARK VENTURE FUND HOLDINGS LLC

ARK X VENTURES Fund LLC

Global Innovation VENTURE I, LP

ARK INVESTMENT MANAGEMENT LLC

200 Central Avenue, Suite 220

St. Petersburg, FL 33701

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Kellen Carter

ARK Investment Management LLC

200 Central Avenue, Suite 220

St. Petersburg, FL 33701

with a copy to:

Allison M. Fumai Dechert LLP 1095 6th Avenue New York, NY 10036 (212) 698-3526	William J. Bielefeld Robert Shapiro Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

October 29, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

ARK ETF TRUST

ARK VENTURE FUND

ARK EARLY STAGE VENTURE FUND I LP

ARK Global Innovation Fund I LP

ARK Global Innovation Fund SPC

ARK Strategic Capital Fund, LP

ARK STRATEGIC CAPITAL FUND II LP

ARK TYPE ONE DEEP VENTURES FUND LLC

ARK VENTURE FUND HOLDINGS (CAYMAN) LP

ARK VENTURE FUND HOLDINGS LLC

ARK X VENTURES Fund LLC

Global Innovation VENTURE I, LP

ARK INVESTMENT MANAGEMENT LLC

200 Central Avenue, Suite 220

St. Petersburg, FL 33701

File No. 812-[       ]

: : : : : : : : : : : : : : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	ARK ETF Trust, a registered open-end management investment company that offers multiple series of shares (“ETF Trust”);

•	ARK Venture Fund, a closed-end management investment company operating as an interval fund (“Venture Interval Fund,” together with the ETF Trust, “Existing Regulated Funds”);

•	The affiliated entities set forth in Appendix A hereto are affiliates of and advised by the Existing Adviser (as defined below), each of which is an entity that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds”); and

•	ARK Investment Management LLC, an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”), on behalf of itself and its successors,[2] which serves as the investment adviser to each Existing Regulated Fund (“Existing Adviser,” together with the Existing Regulated Funds and the Existing Affiliated Funds, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or a series thereof, as applicable) (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means an Existing Adviser and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	ETF Trust

The ETF Trust was organized as a statutory trust under the laws of the State of Delaware on June 7, 2013. The ETF Trust is registered under the 1940 Act as an open-end management investment company that offers multiple series (each, a “Fund”). The Existing Adviser serves or will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund. The ETF Trust has elected to be treated for tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Existing Adviser serves as the investment adviser for each Fund.

The Trust currently offers, and intends to offer, shares of multiple Funds, each with its own distinct investment objectives, policies, and restrictions.

Each Fund’s business and affairs are or will be managed under the direction of a board of trustees (or the equivalent) (a “Board”). The Board consists of four trustees, three of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors” or “Independent Trustees” as applicable).9

B.	Venture Interval Fund

Venture Interval Fund was organized as a statutory trust under the laws of the State of Delaware on January 11, 2022. Venture Interval Fund is an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. Venture Interval Fund has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. The Existing Adviser serves as the investment adviser for Venture Interval Fund.

Venture Interval Fund’s investment objective is to seek long-term growth of capital. Venture Interval Fund seeks to achieve its investment objective by investing primarily in domestic and foreign equity securities of companies that are relevant to the Fund’s investment theme of disruptive innovation. The Existing Adviser defines “disruptive innovation” as the introduction of a technologically enabled new product or service that potentially changes the way the world works.

Venture Interval Fund’s business and affairs are managed under the direction of the Board. The Board consists of four trustees, three of whom are Independent Trustees.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	The Existing Affiliated Funds[10]

Each Existing Affiliated Fund would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Existing Adviser serves as investment adviser for each Existing Affiliated Fund. A complete list of the Existing Affiliated Funds is included in Appendix A.

D.	Existing Adviser

The Existing Adviser, with its business address at 200 Central Avenue, Suite 220, St. Petersburg, FL 33701, is a Delaware limited liability company registered with the Commission as an investment adviser under the Advisers Act, and serves or will serve as investment adviser to each Existing Regulated Fund and each Existing Affiliated Fund pursuant to an investment advisory agreement with each such Fund. Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

[10]	In the future, an Affiliated Entity may register as an investment company under the 1940 Act and, if so registered, will be considered a Future Regulated Fund for purposes of this application.

[11]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Accordingly, with respect to the Existing Adviser, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with an Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.         Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2.           Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.          Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4.           No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[13]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the full Board of the Regulated Fund at the Board’s next regularly-scheduled meeting.

[14]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.         Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.            Dispositions:

(a)        Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)          Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.	Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

[17]	The Affiliated Entities may adopt shared Co-Investment Policies.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.          Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[20]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Kellen Carter

ARK Investment Management LLC

200 Central Avenue, Suite 220

St. Petersburg, FL 33701

[21]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Allison M. Fumai Dechert LLP 1095 6th Avenue New York, NY 10036 (212) 698-3526	William J. Bielefeld Robert Shapiro Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 29th day of October, 2026.

ARK ETF TRUST

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Legal Officer
Dated:	October 29, 2026

ARK Venture Fund

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Legal Officer
Dated:	October 29, 2026

ARK Early Stage Venture Fund I LP

ARK Global Innovation Fund I LP

ARK Global Innovation Fund SPC

ARK Strategic Capital Fund, LP

ARK Strategic Capital Fund II LP

ARK Type One Deep VENTURES Fund LLC

ARK Venture Fund HOLDINGS (Cayman) LP

ARK Venture Fund Holdings LLC

ARK X VENTURES Fund LLC

Global Innovation VENTURE I, LP

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Compliance Officer & General Counsel of the Manager of the Issuer
Dated:	October 29, 2026

ARK Investment Management LLC

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	General Counsel & Chief Compliance Officer
Dated:	October 29, 2026

Exhibit Index

Authorization of ARK ETF Trust	Exhibit A-1
Authorization of ARK Venture Fund	Exhibit A-2
Authorization of Existing Affiliated Funds	Exhibit A-3
Authorization of ARK Investment Management LLC	Exhibit A-4
Verification of ARK ETF Trust	Exhibit B-1
Verification of ARK Venture Fund	Exhibit B-2
Verification of Existing Affiliated Funds	Exhibit B-3
Verification of ARK Investment Management LLC	Exhibit B-4

Exhibit A-1

ARK ETF Trust

Authorization to File Exemptive Application

The undersigned, Kellen Carter hereby certifies that he is the duly appointed Chief Legal Officer of ARK ETF Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940 (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Declaration of Trust and Bylaws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Trustees of the Trust on June 29, 2026, in accordance with the Bylaws of the Trust, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the preparation and filing with the SEC of (i) an exemptive application for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated thereunder, on behalf of the Trust and the Adviser, that would permit the Trust and the Adviser to enter into certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder (the “Application”) and (ii) any and all amendments to the Application which in the discretion of the officer or officers executing such amendment(s) may appear necessary or desirable, in such form or forms as such officer or officers shall approve in his, her or their discretion, be, and each hereby is, authorized and approved; and it is further

RESOLVED, that the appropriate officer or officers of the Trust be, and each of them hereby is, authorized and directed to take such further steps and to prepare, execute and file, as appropriate, such documents as he or she may deem to be necessary or appropriate to implement the approval set forth in the foregoing resolution.

ARK ETF TRUST

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Legal Officer
Dated:	October 29, 2026

Exhibit A-2

ARK VENTURE FUND

Authorization to File Exemptive Application

 The undersigned, Kellen Carter hereby certifies that he is the duly appointed Chief Legal Officer of ARK Venture Fund (the “Venture Interval Fund”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940 (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Declaration of Trust and Bylaws of the Venture Interval Fund have been taken and the person signing and filing the Application on behalf of the Venture Interval Fund is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Trustees of the Venture Interval Fund on June 29, 2026, in accordance with the Bylaws of the Venture Interval Fund, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the preparation and filing with the SEC of (i) an exemptive application for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated thereunder, on behalf of the Venture Interval Fund and the Adviser, that would permit the Venture Interval Fund and the Adviser to enter into certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder (the “Application”) and (ii) any and all amendments to the Application which in the discretion of the officer or officers executing such amendment(s) may appear necessary or desirable, in such form or forms as such officer or officers shall approve in his, her or their discretion, be, and each hereby is, authorized and approved; and it is further

RESOLVED, that the appropriate officer or officers of the Venture Interval Fund be, and each of them hereby is, authorized and directed to take such further steps and to prepare, execute and file, as appropriate, such documents as he or she may deem to be necessary or appropriate to implement the approval set forth in the foregoing resolution.

ARK VENTURE FUND

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Legal Officer
Dated:	October 29, 2026

Exhibit A-3

ARK Early Stage Venture Fund I LP

ARK Global Innovation Fund I LP

ARK Global Innovation Fund SPC

ARK Strategic Capital Fund, LP

ARK Strategic Capital Fund II LP

ARK Type One Deep VENTURES Fund LLC

ARK Venture Fund HOLDINGS (Cayman) LP

ARK Venture Fund Holdings LLC

ARK X VENTURES Fund LLC

Global Innovation VENTURE I, LP

Authorization to File Exemptive Application

The undersigned states that he has duly executed the attached application dated as of October 29, 2026 for and on behalf of ARK Early Stage Venture Fund I LP, ARK Global Innovation Fund I LP, ARK Global Innovation Fund SPC, ARK Strategic Capital Fund, LP, ARK Strategic Capital Fund II LP, ARK Type One Deep Ventures Fund LLC, ARK Venture Fund Holdings (Cayman) LP, ARK Venture Fund Holdings LLC, ARK X Ventures Fund LLC, and Global Innovation Venture I, LP that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of such entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken.

ARK Early Stage Venture Fund I LP

ARK Global Innovation Fund I LP

ARK Global Innovation Fund SPC

ARK Strategic Capital Fund, LP

ARK Strategic Capital Fund II LP

ARK Type One Deep VentureS Fund LLC

ARK Venture Fund HOLDINGS (Cayman) LP

ARK Venture Fund Holdings LLC

ARK X VentureS Fund LLC

Global Innovation VENTURE I, LP

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Compliance Officer & General Counsel of the Manager of the Issuer
Dated:	October 29, 2026

Exhibit A-4

ARK Investment Management LLC

Authorization to File Exemptive Application

The undersigned states that he has duly executed the attached application dated as of October 29, 2026 for and on behalf of ARK Investment Management LLC that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of such entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken.

ARK Investment Management LLC

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	General Counsel & Chief Compliance Officer
Dated:	October 29, 2026

EXHIBIT B-1

ARK ETF TRUST

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated October 29, 2026, for and on behalf of ARK ETF Trust; that he is the Chief Legal Officer of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Legal Officer

EXHIBIT B-2

ARK VENTURE FUND

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned says that he is familiar with the attached Application dated October 29, 2026, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Legal Officer

EXHIBIT B-3

ARK Early Stage Venture Fund I LP

ARK Global Innovation Fund I LP

ARK Global Innovation Fund SPC

ARK Strategic Capital Fund, LP

ARK Strategic Capital Fund II LP

ARK Type One Deep VentureS Fund LLC

ARK Venture Fund HOLDINGS (Cayman) LP

ARK Venture Fund Holdings LLC

ARK X VentureS Fund LLC

Global Innovation VENTURE I, LP

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned says that he is familiar with the attached Application dated October 29, 2026, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Compliance Officer & General Counsel of the Manager of the Issuer

EXHIBIT B-4

ARK INVESTMENT MANAGEMENT LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated October 29, 2026, for and on behalf of ARK Investment Management LLC; that he is the Chief Legal Officer of such company; and that all action by stockholders, officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	General Counsel & Chief Compliance Officer

Appendix A

Existing Affiliated Funds

ARK Early Stage Venture Fund I LP

ARK Global Innovation Fund I LP

ARK Global Innovation Fund SPC

ARK Strategic Capital Fund, LP

ARK Strategic Capital Fund II LP

ARK Type One Deep Ventures Fund LLC

ARK Venture Fund Holdings (Cayman) LP

ARK Venture Fund Holdings LLC

ARK X Ventures Fund LLC

Global Innovation Venture I, LP